Fursa Alternative Strategies LLC

August 6, 2007

Mark S. Hauf
Chairman of the Board, President
     and Chief Executive Officer
Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, NC 28227


Dear Mark:

We are disappointed with your August 3, 2007 letter in response to the proposal set forth in our letter sent to you on August 1, 2007 (the "Initial Letter").(1) As stated in the Initial Letter, our proposal is to acquire Metromedia:

     o At an offer price of $2.05 per share of Metromedia's common stock, which represents a premium to Metromedia's stockholders of 14% over that offered under the Merger Agreement.

     o And, otherwise on the same terms and conditions as that set forth in the Merger Agreement, including, without limitation, the same structure (tender offer with a backend merger), representations, warranties, covenants and conditions.

In your letter, you indicate that Fursa did not provide evidence of its ability to fund the cash portion of its proposed $69 million equity commitment. Fursa affirms by this letter that funds we manage have the legal and financial ability to fund the Equity Commitment. In response, attached hereto as Exhibit A is a revised letter from our broker-dealer indicating that it remains highly confident that it can arrange debt financing in the amount of $150 million (as so revised, the "Debt Commitment"). The revised Debt Commitment clearly indicates that it is not conditioned on the availability of audited U.S. GAAP financial statements for the Company and that our broker-dealer believes that satisfactory market conditions presently exist to arrange such debt financing.

Finally, as discussed with your legal counsel, we are confident that filing with the U.S. Securities and Exchange Commission (the "SEC") under Schedule 13e-3 will not be required. Fursa is not an affiliate of Metromedia and is merely stepping into the shoes of a third party in an arms-length negotiated agreement. Although we will seek clarification from the SEC, we have been advised by our counsel that our proposal should not trigger heightened disclosure under Rule 13e-3, and is not of the type intended to be covered thereunder.

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         (1) All capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Letter.

We continue to be confident that our proposal is superior from a financial point of view and is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement). We therefore reiterate our request that you grant us and our advisors and financiers immediate access to all information reasonably requested by us in order to assist us in performing due diligence. Such due diligence will allow our Debt Commitment provider to issue an unconditional commitment with respect to the Debt Commitment, and we can then enter into direct negotiations with you concerning the proposed acquisition. Any delay in providing us such information can only serve to harm the interests of Metromedia's stockholders. Therefore, we would expect that Metromedia's board of directors, who have already decided to sell the company, would (in accordance with their fiduciary duties) grant Fursa immediate and full access to the due diligence information that Fursa has requested.

As you no doubt understand, time is of the essence. Accordingly, we ask that you respond to this letter as soon as practicable. Once again, while we would strongly prefer to work with you towards the prompt consummation of a Superior Proposal, we are prepared to pursue all options available to us.

We are available to meet with you and your advisors at your earliest convenience to discuss our proposal in further detail, and we look forward to hearing from you.


                                    Very truly yours,

                                    /s/ Mickey F. Harley
                                    --------------------------------
                                    Mickey F. Harley
                                    President
                                    Fursa Alternative Strategies LLC



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